October 3, 2018

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3720
Washington, DC  20549

Re:	AT&T Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Form 10-Q for the Period Ended June 30, 2018
File No. 001-8610

Ladies and Gentlemen:

We are in receipt of the letter from the staff (the "staff") of the Securities and Exchange Commission (the "Commission"), dated September 19, 2018 to Mr. John J. Stephens of AT&T Inc. (the "Company" or "we").  For your convenience, we have included the staff's comment herein and included our response accordingly.

The Company's response to the staff's comment is set forth below.

Form 10-K for the Year Ended December 31, 2017
Consolidated Financial Statements Note 17. FirstNet, page 85
1.	You indicate that a portion of the $40 billion cost for the network is recoverable from FirstNet. Please tell us and revise your future filings as necessary to address the following:
•	Clarify if the portion that is recoverable from FirstNet comes from their own funds or from the $18 billion in sustainability payments you have committed to pay FirstNet.
•	Explain how you account for sustainability payments when made to FirstNet and when reimbursements are received from FirstNet.
•	Clarify if the anticipated $40 billion cost for the network includes your estimated $3 billion commitment to fund FirstNet's operating costs.
Response:
While we do not have insight into FirstNet's cash management activities, we do expect that the funds paid by AT&T to FirstNet in the form of sustainability payments will exceed the agency's operating expense needs, and this excess will be utilized to meet their statutory requirement to reinvest in the network.  Since AT&T is the owner and operator of the network, we expect that substantially all of the reinvested funds will be received by AT&T.

We account for our sustainability payments as an executory contract and record those payments as an expense in the period paid, net of amounts that are contractually committed to be returned for reinvestment by FirstNet, pursuant to approved task orders expected to be issued by FirstNet.  Such contractually committed reinvestment amounts will be recorded as other assets until completion of the activities required under the task orders, at which time these amounts will be billed to FirstNet and a receivable will be recognized.

The $40 billion that we disclosed in our footnotes to the financial statements is our estimate of total expenditures we expect to make over the 25-year contractual period after the initial buildout phase of the contract.  This includes amounts necessary to fund expected future capital expenditures and operating expenses necessary to operate and maintain the network, and also includes the portion of sustainability payments retained by FirstNet to fund their operating expenses, which we currently estimate to be in the range of $3 billion.

Form 10-Q for the Period Ended June 30, 2018
Note 5. Revenue Recognition
Service and Equipment Revenues, page 16

2.
Please tell us the nature of the specific goods and services that you consider separate performance obligations, particularly as it relates to video entertainment, legacy voice and data as well as strategic services.  Please refer to ASC 606-10-50-12.

Response:
We offer our services as well as equipment on a standalone or combined basis.  Video entertainment primarily includes video/TV services (AT&T U-verse, DIRECTV and DTV Now); legacy voice and data includes services such as traditional local and long-distance telephone, DSL and private line data connectivity; and strategic services relates to business focused advanced IP and network services such as virtual private networks and ethernet services.  These services represent a series of distinct services and each is considered a separate performance obligation, and these services have the same pattern of delivery to the customer.  Equipment sold to access these services is evaluated whether it is a separate performance obligation.  See response to #4 for further discussion on the evaluation of separate performance obligations.

3.
Please clarify the nature of the equipment and services for which you recognize revenue on a gross basis and those for which you recognize revenue on a net basis.  In addition, provide us with a comprehensive analysis regarding how you concluded you were the principal or agent in the related arrangements.  Please refer to ASC 606-10-50-12(c) and ASC 606-10-55-36 through 55-40.

Response:
Our equipment and service revenues are predominantly recognized on a gross basis, with less than one percent recognized net, as most of our services do not involve a third party and we typically control the equipment that is sold to our customers.

Services recognized on a net basis are primarily where we sell third-party applications or arrange for specialized services of a third party on behalf of our customer.  For example, we offer third-party software applications that provide cloud-based email, collaboration, and productivity solutions that are marketed on an AT&T website.  These applications are not significantly integrated or combined with separate services provided by AT&T.  In these types of limited arrangements, we have concluded that we are an agent because we do not control the third-party goods or services that are transferred to the customer.

4.
For contracts that require the use of certain equipment in order to receive service, please tell us the significant judgements used in determining if equipment should be considered a separate performance obligation.  Please refer to ASC 606-10-25-19 through 25-22.

Response:
Some of our services require customer premise equipment that, when combined and integrated with AT&T's specific network infrastructure, facilitate the delivery of service to the customer.  In evaluating whether the equipment is a separate performance obligation, we consider the customer's ability to benefit from the equipment on its own or together with other readily available resources and if so, whether the service and equipment are separately identifiable (i.e., is the service highly dependent on, or highly interrelated with the equipment).  Below is a summary of considerations evaluated for our predominant service offerings that include equipment:

•
Wireless service is provided utilizing equipment (i.e., a handset such as a smartphone) that is generally owned by the customer and can be utilized by the customer on its own or on other wireless providers' networks.  The wireless equipment is considered a separate performance obligation when it is sold by AT&T.  Customers can also purchase this equipment from other vendors.

•
Video service (specifically, DIRECTV and AT&T U-verse) requires equipment (i.e., a set top box) owned by AT&T that is considered an integral part of our network.  The equipment cannot be used on its own and the video service cannot be obtained without the equipment.  Although there can be separate charges for the equipment, we have determined that we have a single performance obligation to deliver video service to the customer.  The charges for such services and equipment are billed monthly, primarily under month-to-month arrangements, resulting in the same pattern of revenue recognition.  The equipment is not sold but remains the property of AT&T and must be returned upon cancellation of service.

•
Internet services require a router that can be purchased from AT&T or that can be provided by the customer.  The router can be used to obtain services from other entities and is considered a separate performance obligation from the monthly internet service.

We appreciate your feedback on our filings and are available to address any additional questions you may have.

Sincerely,

/s/ John J. Stephens
John J. Stephens
Senior Executive Vice President
And Chief Financial Officer

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